PUBLIC COPY

20012779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Hills Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 NE 50th Street
(No. and Street)

Oklahoma City	OK	73105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Dillingham 405-286-9755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Donald L. Dillingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Hills Securities, Inc, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE FLORES NOTARY #09005431 EXP. 06/30/21 PUBLIC STATE OF OKLAHOMA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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OAK HILLS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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OAK HILLS SECURITIES, INC.
Table of Contents
September 30, 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Oak Hills Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc. as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oak Hills Securities, Inc.'s management. Our responsibility is to express an opinion on Oak Hills Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oak Hills Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Oak Hills Securities, Inc.'s auditor since 2020.

Austin, Texas
November 25, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

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OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2020

ASSETS

Current assets:		
Cash and cash equivalents	$	345,931
Total current assets		345,931
Website development, net of accumulated amortization of $4,278		6,722
Other assets		25,005
TOTAL ASSETS	$	377,658

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	11,209
Deferred revenue		22,500
Note payable - current portion		111
Total current liabilities		33,820
Note payable		22,589
TOTAL LIABILITIES		56,409
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized, issued and outstanding		1
Additional paid-in-capital		43,999
Retained earnings		277,249
Total shareholder's equity		321,249
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	377,658

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

1. NATURE OF BUSINESS

Oak Hills Securities, Inc. (the "Company") was incorporated in the state of Oklahoma on November 21, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements, primarily of tax credit direct participation investment programs. Operations began on February 12, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of September 30, 2020. The Company maintains balances in bank accounts that at times exceed federally insured limits. As of September 30, 2020 the Company's balance with financial institutions subject to FDIC coverage exceeded such coverage by $96,085. Management believes the risk of loss associated with this concentration is minimal.

Use of estimates - Management uses estimates and assumptions in preparing the financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Revenue recognition - Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success fees - Commission revenue and related expense arising from private placement transactions are primarily recorded based on successful placement.

Retainer fees – The Company recognizes revenue from retainer fees at the time that all related services required by the Company to complete the transaction have been provided. This includes but is not limited to, preparing presentation packages, identifying, and preforming due diligence on prospective investors, advising the client regarding any negotiations and completing any other financial advisory services deemed necessary to complete the transaction. As of September 30, 2020 the Company had one open contract as the retainer was not fully earned. This amount is recorded as deferred revenue in the statement of financial condition.

Advisory income - The Company recognizes revenue from advisory services at the time all related services required in accordance with the advisory contract have been provided.

Website development – The cost of creating the Company's website was initially capitalized during development. Upgrades and enhancements to the website may be capitalized, but only if additional functionality is added. No amounts were capitalized in the current year. Amortization is determined using the straight-line method over a three-year period. Amortization expense included in net income for the period ended September 30, 2020 totaled $3,667.

Website development at September 30, 2020 consists of:

Website development	$ 11,000
Less: accumulated amortization	4,278
Net	$ 6,722

Fair value measurements - The carrying amounts of the Company's financial instruments, which include, current assets and current liabilities, approximate their fair values due to their short maturities.

Advertising costs – Advertising costs are expensed as incurred. Total advertising costs were $3,300 for the year ended September 30, 2020.

Income taxes - The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

Recent accounting pronouncements - Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standards setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent events - Management has evaluated events through November 25, 2020, the date the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure.

3. NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 and prohibits a broker dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the Rule. At September 30, 2020, the Company's net capital and required net capital were $289,522 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

4. RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale), Dira, LLC, Sequoia Management Company, LLC, Oklahoma Venture Capital Fund, LLC, Oak Hills Private Equity Fund, LLC, Oak Hills CAPCO, LLC, Merit Advisors, Inc., Heritage Management, Inc. (Heritage), Tax Credit Exchange, LLC, CNG B&H, LLC and various other entities. Avondale and the Company share office space, personnel and other services. Pursuant to the terms of a written agreement (renewed May 1, 2017), the Company incurred $3,300 in fees for

overhead and administrative services provided by Avondale during the year ended September 30, 2020. Those fees are included in other expenses on the Statement of Operations.

The Company leases office space from Avondale under an operating lease effective through December 31, 2021 for $450 per month. The Company may terminate the agreement with a 30-day prior written notification. The occupancy expense incurred for the year ended September 30, 2020 pursuant to the terms of this lease was $5,400. Minimum future lease payments on this lease total $4,050.

The Company recorded $2,187 in other revenue and $63,000 in commission revenue which related to transactions with related parties representing 6.9% of total revenues for the year ended September 30, 2020.

5. REGULATORY REQUIREMENTS

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The company does not hold customer funds or securities.

6. NOTE PAYABLE

In July 2020 the Company received an Economic Injury Disaster Loan ("EIDL") for working capital in the amount of $22,700 from the U.S. Small Business Administration ("SBA"). The loan is payable over 30 years in equal installments of $111 including interest at 3.75%. Payments begin 12 months from the date of the note. The note is uncollateralized. Principal maturities over the next five years are as follows:

2021	$ 111
2022	452
2023	469
2024	486
2025	505
Thereafter	20,677
Total	$ 22,700

Accrued and unpaid interest expense of $205 is included in other expenses in the statement of operations and accounts payable and accrued expenses in the statement of financial condition.

7. COMMITMENTS AND CONTINGENCIES

Litigation – The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cashflows.

Risk Management – The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID 19 - In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the COVID-19 virus. Significant uncertainty about the duration and effects of the pandemic has created uncertainty in the current business environment with federal, state, and local

governments recommending significant decreases in person-to-person interactions in addition to changes in other common business practices during the duration of the pandemic including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is unable to estimate the potential impact on the Company's operations.

8. CONCENTRATIONS

For the year ended September 30, 2020, 86% of the Company's revenue was derived from two customers. There is no balance due from these customers at September 30, 2020.

* * * * * *